Sales and Purchase Agreement (English Translation)

THIS SALES AND PURCHASE AGREEMENT (the "Agreement") is made on the 23rd day of May, 2006

BETWEEN:

PARTY A: Deng Xiangxiong (ID No.: 440301660504561)
         IMOT Information Technology (Shenzhen) Ltd. (Address: 31/F, Guomao Building, Renmin Road South,
         Shenzhen, China. Postal Code: 518014. Legal Representative: Andy Benjamin Lin.)
         Intermost Corporation ("IMOT")
PARTY B: Huang Xiujuan, ID No.: 330102420307182
         Li Xiaoqin, ID No.: 330106710326002
         Li Laohu, ID No.: 330102380602181

This AGREEMENT is made by and between PARTY A and PARTY B on the terms and subject to the conditions set forth herein.



1. PARTY A will sell to Mr. Li Laohu 25% shareholding of Shanghai Fortune Venture Limited ("SFVL"),which are held in trust via Mr. Deng Xiangxiong, together with its distributable dividend; In return, PARTY B shall transfer to IMOT 6,500,000 share of common stock of IMOT (3,000,000 of which are held by Mr. Li Xiaoqin and 3,500,000 of which are held by Mr Li Laohu) together with its distributable dividend, if any; and PARTY A is agreed to assist Ms Huang Xiujuan to convert the 3,500,000 shares of common stock of IMOT under her name, which are over 2 years old, into tradable shares.

2.       Undertaking of The Agreement

2.1 PARTY A warrants that: upon signing this AGREEMENT, PARTY A shall coordinate all the related agents and organizations to ensure the conversion of the 3,500,000 shares of common stock of IMOT under the name of Ms Huang Xiujuan to tradable shares. The time for the conversion shall not exceed 3 months from the date of this agreement.

2.2 PARTY B warrants that without a written consent from PARTY A, PARTY B shall NOT dispose any IMOT share of common stock held by PARTY B (include but not limited to transfer, exchange, sale, impawn, pledge, etc.) 2.3 Each party has the right to request other party to fulfill its obligations specified in this AGREEMENT.

3.       Execution of the Agreement

3.1 PARTY A warrants that: within one week after the 3,500,000 shares of common stock of IMOT held by Ms. Huang Xiujuan are converted to tradable shares, Mr. Deng Xiangxiong shall complete all the necessary documents required in Shanghai to transfer the 25% shareholding in SFVL to Mr. Li Laohu. PARTY B shall complete the relevant procedures and bear all the expenses incurred.
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3.2  PARTY B warrants that: at the same time when Mr. Deng Xiangxiong  completed all the necessary documents required to transfer the 25% shareholding of SFVL in Shanghai, Mr. Li Xiaoqin and Mr. Li Laohu shall sign the share transfer form to transfer the 6,500,000 share of common stock of IMOT (3,000,000 of which are held by Mr. Li Xiaoqin and 3,500,000 of which are held by Mr. Li Laohu) to IMOT. PARTY A shall complete the relevant procedures and bear all the expenses incurred.

     Upon the completion of the above, both PARTY A and PARTY B have fulfill all the obligations stipulated by this AGREEMENT.

4.   Default

     Should either Party breach this AGREEMENT, the delinquent Party shall pay the observant Party RMB1,000,000 as penalty. The observant Party shall also have the right to request the delinquent Party to fulfill the obligation of this AGREEMENT.

5.   Governing Law

    This AGREEMENT shall be governed by the laws of People's Republic of China.

6.   Jurisdiction

     Any suit incurred in this AGREEMENT shall be under the jurisdiction of a people's court in the place where the plaintiff is located.

7.   Term

     This AGREEMENT is effective upon signing by the both PARTIES and stamping by the relevant companies.

8.   Miscellaneous

     This AGREEMENT is in 6 copies and is executed in counterparts. Each relevant party shall bear one of them.